Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Proxy Statement of Hypercom Corporation that is made a part of the Registration Statement (Form S-4) and related Prospectus of VeriFone Systems, Inc. related to the Agreement and Plan of Merger, dated as of November 17, 2010, among Hypercom Corporation, VeriFone Systems, Inc. and Honey Acquisition Co., and to the incorporation by reference therein of our reports dated March 12, 2010, with respect to the consolidated financial statements of Hypercom Corporation, and the effectiveness of internal control over financial reporting of Hypercom Corporation, included in Hypercom Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Phoenix, Arizona

December 17, 2010